SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

May 25, 2018	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Establishes New Subsidiary by Company Split
(Simplified Incorporation-Type Company Split)

TOKYO--(BUSINESS WIRE)--May 25, 2018--LINE Corporation (NYSE:LN) (TOKYO:3938) (Headquarters: Shinjuku-ku, Tokyo, Japan; Representative Director and CEO: Takeshi Idezawa; the “Company”) announced that the Company has decided at the board of directors meeting held today to establish a new wholly-owned subsidiary, LINE Digital Frontier Corporation (the “New Company”), by a simplified incorporation-type company split to succeed the Company’s LINE Manga and LINE Comics businesses (the “Split”).

Since this is a simplified incorporation-type company split solely involving the Company, certain information is omitted from this announcement.

1. Purpose of the Company Split

The LINE Manga business operated by the LINE Group provides users in Japan and Taiwan with a smartphone-based digital comic service that allows them to purchase and read manga and novellas on their mobile devices. Further, the LINE Group has been publishing popular, LINE Manga-exclusive titles as comics and selling them at book stores across Japan since 2015.

In order to further expand the LINE Manga and LINE Comics businesses in Japan and abroad, the Company has decided to convert these businesses into a wholly-owned subsidiary by means of a company split. Through these means, the Company aims to make these businesses more competitive and improve the corporate value of the entire LINE Group by clarifying the management responsibilities for the business as an independent company, as well as accelerating the decision-making process and creating a business that can operate flexibly.

2. Summary of the Company Split

(1) Company Split Schedule

Date of approval of the incorporation-type company split plan: May 25, 2018

Date of the company split (effective date): July 2, 2018 (scheduled)

Note:	The Split will be performed without the approval of the general shareholders’ meeting as it fulfills the requirements for a simplified split per Article 805 of the Companies Act.

(2) Method of the Company Split

The method of the contemplated company split is a simplified incorporation-type company split, with the Company as the company to be split and the New Company as the newly established company.

(3) Allotment of Shares Related to the Company Split

The New Company will issue 7,000 shares of stock to the Company upon completion of the Split.

(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of the Splitting Company

There will be no changes to the treatment of stock acquisition rights issued by the Company upon completion of the Split.

(5) Change in Capital Upon Company Split

There will be no change in capital of the Company upon completion of the Split.

(6) Rights and Obligations to be Succeeded to the New Company

The New Company will succeed to certain rights and obligations for assets, liabilities, and contractual commitments (including any rights and works ancillary thereto) pertaining to the LINE Manga and LINE Comics businesses (excluding businesses regarding prepaid instruments used in its businesses).

(7) Expectation of the Fulfillment of the Company’s Obligations

The Company and New Company expect that there will be no issues as to the certainty of fulfilling their respective obligations upon completion of the Split.

3. Overview of Companies Involved in the Company Split
	Splitting Company (as of March 31, 2018)	Formed and Successor Company (planned to be established on July 2, 2018)
(1) Name	LINE Corporation	LINE Digital Frontier Corporation
(2) Location	4-1-6 Shinjuku, Shinjuku-ku, Tokyo	4-1-6 Shinjuku, Shinjuku-ku, Tokyo
(3) Name and title of representative	Takeshi Idezawa, Representative Director and CEO	Takeshi Idezawa, Representative Director and CEO
(4) Business	Operation of its Core Business (including advertising services, sticker sales, and game services) and Strategic Business (including FinTech, AI, and commerce services), both of which operate on the foundation provided by LINE mobile messaging app.	Operation of digital comic service
(5) Capital	92,729 million yen	100 million yen (tentative)
(6) Date of establishment	September 4, 2000	July 2, 2018 (tentative)
(7) Total number of issued shares	238,785,310 shares	7,000 shares (tentative)
(8) Fiscal year end	December 31	December 31
(9) Major shareholders and ownership percentage (as of December 31, 2017)	NAVER Corporation: 73.37% Moxley & Co. LLC: 4.01% Jungho Shin: 1.99%	LINE Corporation: 100%
(10) Operating results and financial position of company subject to split for the latest fiscal year (consolidated) (Unless otherwise specified, the table is shown in units of million yen)	Fiscal year	December 2017
	Net assets attributable to owners of the parent	185,075
	Total assets	303,439
	Net assets per share (yen)	779.30
	Revenues	167,147
	Operating profit	25,078
	Profit before tax from continuing operations	18,145
	Profit for the year attributable to owners of the parent	8,078
	Basic profit per share (yen)	36.56
Note	1:	Consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).
	2:	Total number of issued shares increased by 1,172,332 shares due to third party allotment of new shares on April 25, 2018.

(11) Outline of Business Division to be Split

(i) Business of Division to be Split

Operation of businesses related to the LINE Manga digital comic service and LINE Comics.

(ii) Operating Results of Business Division to be Split

Revenue for the year ended December 2017: 1,777,878,942 yen

(3) Items and Book Values of Assets and Liabilities to be Split (As of March 31, 2018)
Asset		Liability
Item	Book value (thousand yen)	Item	Book value (thousand yen)
Current assets	1,384,435	Current liabilities	809,978
Fixed assets	164,559	Fixed liabilities	711
Total	1,548,994	Total	810,689
Note:	Final figures for the assets/liabilities to be split will be determined by adjustment of increases and decreases accrued up to the effective date of the Split.

4. Status after the Company Split

There will be no changes to the Company’s name, location, name and title of representative, business, capital and fiscal year-end upon the completion of the Split.

5. Future Projections

This Split will have no effect on the Company’s consolidated earnings.

CONTACT:
LINE Corporation
Michiko Setsu, +81-3 4316 2104
Global PR
dl_gpr@linecorp.co